1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2003

China Unicom Limited

(Translation of registrant’s name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(7):            )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-__________________.)

EXHIBITS

Exhibit Number	Descrption	Page
1.1	Announcement in respect of the disclosure of the operational statistics of China Unicom Limited and its subsidiaries for the month of June 2003, dated July 17, 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: July 18, 2003	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of June 2003.

The Board of the Company (the “Board”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of June 2003.

Operational Statistics for the month of June 2003 and the comparative figures for the previous month are as follows:-

		June 2003	May 2003
1.	CELLULAR BUSINESS (Note 3)
	Aggregated Number of GSM Cellular Service Subscribers	59.663 million	58.890 million
	- Post-Paid Subscribers	31.654 million	31.437 million
	- Pre-Paid Subscribers	28.009 million	27.453 million
	Aggregated Net Addition in 2003 of GSM Cellular Service Subscribers	6.198 million	5.425 million
	- Post-paid Subscribers	1.936 million	1.719 million
	- Pre-Paid Subscribers	4.262 million	3.706 million
	Aggregated Number of CDMA Cellular Service Subscribers	9.978 million	9.218 million
	Aggregated Net Addition in 2003 of CDMA Cellular Service Subscribers	3.733 million	2.973 million
2.	INTERNATIONAL & DOMESTIC LONG DISTANCE TELEPHONE SERVICES:
Aggregated Usage Volume in 2003 of Outgoing Calls of Circuit Switched
	Long Distance Telephone (minutes)	3.3925 billion	2.8058 billion
	- Domestic Long Distance	3.3336 billion	2.7553 billion
	- International, Hong Kong, Macau & Taiwan Long Distance	0.0589 billion	0.0505 billion
	Aggregated Usage Volume in 2003 of Outgoing Calls of IP Telephone (minutes)	5.2845 billion	4.3073 billion
	- Domestic Long Distance	5.2090 billion	4.2425 billion
	- International, Hong Kong, Macau & Taiwan Long Distance	0.0755 billion	0.0648 billion
3.	INTERNET SERVICES:
	Aggregated Number of Internet Subscribers	9.754 million	9.100 million
4.	PAGING SERVICES:
	Aggregated Number of Paging Subscribers	13.025 million	13.752 million

Notes:

1.                       All the Aggregated Numbers recorded for the months of May 2003 and June 2003 are aggregated data reported at 24:00 on 31 May 2003 and 30 June 2003 respectively.

2.                       The accounting periods of all Aggregated Net Additions in 2003 and all Aggregated Usage Volumes in 2003 for the months of May and June 2003 are the period commencing from 0:00 on 1 January 2003 to 24:00 on 31 May 2003 and the period commencing from 0:00 on 1 January 2003 to 24:00 on 30 June 2003 respectively.

3.                       Additional information for Cellular Services:-

Operational Statistics for Cellular Services for June 2003 and its comparative figures for the previous month are analysed by the original listed service areas (see annotations (a) below) and the newly acquired service areas (see annotations (b) below) as follows:-

	June 2003		May 2003
	Original Listed Service Areas	Newly Acquired Service Areas	Original Listed Service Areas	Newly Acquired Service Areas
GSM Cellular Services:
Aggregated Number of Subscribers	42.604 million	17.059 million	42.131 million	16.759 million
- Post-Paid Subscribers	19.452 million	12.202 million	19.377 million	12.060 million
- Pre-Paid Subscribers	23.152 million	4.857 million	22.754 million	4.699 million
Aggregated Net Addition in 2003 of Subscribers	3.982 million	2.216 million	3.508 million	1.916 million
- Post-Paid Subscribers	0.774 million	1.162 million	0.698 million	1.021 million
- Pre-Paid Subscribers	3.208 million	1.054 million	2.810 million	0.895 million
CDMA Cellular Services:
Aggregated Number of Subscribers	7.281 million	2.697 million	6.759 million	2.459 million
Aggregated Net Addition in 2003 of Subscribers	2.789 million	0.944 million	2.268 million	0.705 million

Annotations:

(a)                  The Original Listed Service Areas mean Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei and Hubei Provinces, and Beijing, Shanghai and Tianjin Municipalities in the PRC in which the Company provides cellular services.

(b)               The Newly Acquired Service Areas mean Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, and Sichuan Provinces, and Chongqing municipality and the Guangxi Zhuang and Xinjiang Uygur autonomous regions in the PRC of which the cellular businesses were acquired from China Unicom (BVI) Limited on 31 December 2002.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the months of May and June 2003 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board
CHINA UNICOM LIMITED
YEE FOO HEI
Company Secretary

Hong Kong, 17 July 2003